UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of June, 2016
Commission File Number: 001-32199

Ship Finance International Limited
--------------------------------------------------------------------------------
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of Ship Finance International Limited (the "Company"), dated May 31, 2016, announcing preliminary financial results for the quarter ended March 31, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: June 3, 2016	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Ship Finance Management AS
(Principal Executive Officer)

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports preliminary 1Q 2016 results and quarterly dividend of $0.45 per share

Hamilton, Bermuda, May 31, 2016. Ship Finance International Limited (“Ship Finance” or the “Company”) today announced its preliminary financial results for the quarter ended March 31, 2016.

Highlights

•	Declaration of first quarter dividend of $0.45 per share, our 49th consecutive dividend

•	$24.7 million in profit share from Frontline in the quarter as a result of a strong tanker market

•	Continuation of the Company’s strategy of fleet renewal and diversification with sale of an older offshore support vessel in the first quarter and an older VLCC subsequent to quarter end

•	Successful delivery of two large container vessels with long term charters to Maersk Line

•	Cash redemption of the $125 million convertible notes due in February 2016 without diluting existing shareholders

•	Selected key financial data:

Three Months Ended
	Mar 31, 2016	Dec 31, 2015
Charter revenues(1)	$174m	$170m
EBITDA(2)	$139m	$142m
Net income	$47m	$54m
Earnings per share	$0.50	$0.58

Ole B. Hjertaker, CEO of Ship Finance Management AS, said in a comment: Ship Finance delivers yet another strong quarter, and our fleet renewal and diversification program continues with the recent delivery of two newbuilding container vessels with long term charters to Maersk Line.
Our business model has been tested through all market cycles, and we are to our knowledge the only maritime company which has been consistently profitable and paid dividends every quarter the last twelve years. Our key focus remains on prudently managing our balance sheet and our existing asset portfolio whilst sourcing new accretive opportunities through our industry relationships and unique access to deal flow.

Dividends and Results for the Quarter Ended March 31, 2016
The Board of Directors has declared a quarterly cash dividend of $0.45 per share. The dividend will be paid on or around June 29 to shareholders on record as of June 14, and the ex-dividend date on the New York Stock Exchange will be June 10, 2016. This is the 49th consecutive quarterly dividend declared by the Company.
The Company reported total U.S. GAAP operating revenues on a consolidated basis of $117.6 million, or $1.26 per share, in the first quarter of 2016. This number excludes $8.8 million of charter revenues classified as ‘repayment of investments in finance lease’, and $47.3 million of charter revenues earned by 100% owned assets classified as ‘investment in associate’. Inclusive of those revenues, the total actual revenues were $1.86 per share.

1. Charter revenues include total charter hire from all vessels and rigs, including assets in 100% owned subsidiaries classified as ‘Investment in associates’ and profit share income.
2. EBITDA is a non- GAAP measure and includes assets in 100% owned subsidiaries classified as 'Investment in associates'. For more details please see Appendix 1.

The 50% profit share agreement with Frontline contributed $24.7 million, or $0.26 per share in the first quarter above the base contracted rates. There was also a $0.2 million profit share in the first quarter relating to some of our dry bulk carriers.
Reported net operating income pursuant to U.S. GAAP for the quarter was $57.2 million, or $0.61 per share, and reported net income was $46.8 million, or $0.50 per share. This is after approximately $10.0 million, or $0.11 per share in negative non-cash charges, which includes a negative mark-to-market of $7.1 million related to interest rate hedging instruments and amortization of deferred charges of $2.9 million in the first quarter.

Business Update
As of March 31, 2016, and adjusted for subsequent sales, the fixed-rate charter backlog from the Company's fleet of 74 vessels and rigs was approximately $4.2 billion, with an average remaining charter term of 5.2 years, or 9 years if weighted by charter revenue. Some of our charters include purchase options which, if exercised, may reduce the fixed charter backlog and average remaining charter term, but will increase the cash held on the Company’s balance sheet.
In February and May, Ship Finance took delivery of the remaining two 9,300-9,500 TEU newbuilding container vessels, adding to the vessel delivered in November 2015. The three vessels have been chartered to Maersk Line for a minimum period of five years, with options for the charterer to extend the period up to seven years. The aggregate EBITDA contribution from the three vessels during the firm period of the charters is estimated to be more than $32 million per year on average.
In February 2016, the Company sold and delivered the 1999-built offshore support vessel Sea Bear to an unrelated third party and simultaneously agreed to terminate the corresponding charter party with a subsidiary of Deep Sea Supply. Ship Finance received total gross proceeds of approximately $20 million in a combination of cash sales proceeds and $14.6 million amortizing notes from Deep Sea Supply, as compensation for the cancellation of the charter.
Subsequent to quarter end, the Company announced that it had agreed to sell an older VLCC, the 1998-built Front Vanguard, to an unrelated third party. The vessel is scheduled to be delivered to its new owner in June, and Ship Finance will receive sales proceeds of approximately $24 million, including compensation from Frontline of approximately $0.4 million for the early termination of the charter. The Company does not expect a material book effect from the sale. Following the sale of Front Vanguard, Ship Finance will have 13 vessels remaining on charter to Frontline, including 11 VLCCs and two Suezmax crude oil carriers.
The crude oil tanker market remained strong through the first quarter, at levels significantly above the previous quarter. The market has continued at firm levels also into the second quarter of 2016, but market guiding from Frontline is lower than the first quarter. The profit share contribution from the vessels on charter to Frontline came in at $24.7 million in the first quarter and there are good prospects for a profit share to be earned also in the second quarter.
The Company also has exposure to the crude oil tanker market through two modern Suezmax tankers trading in a pool with two sister vessels owned by Frontline. The daily time charter equivalent revenues were approximately $37,600 on average in the first quarter.
The Company’s four drilling units generated approximately $51 million in aggregate EBITDA in the first quarter of 2016. All the rigs are chartered out on bareboat charters whereby our customers are responsible for operating costs and maintenance. The drilling market has experienced a dramatic downturn linked to reduced activity following the oil price decline. In light of this, it is important to note that the Company has always focused on rapidly reducing financial leverage on its drilling rigs and has already paid down more than 50% of the aggregate original loan amounts.

In the first quarter, the Company did not receive full charter hire on the jack-up drilling rig Soehanah, which has been chartered to a subsidiary of the Indonesia-based drilling company Apexindo since 2011. This is due to a soft drilling market in the region, and we are evaluating our alternatives given the situation. The current charter expires in February 2018, but we have taken a conservative approach and have not included it in the charter backlog figure above. The drilling rig was built in Singapore in 2007 and has a very good operating track-record. The financing amount on the rig is limited to only $25 million.
Two 1,700 TEU feeder-size container vessels are chartered out on short term time charters, and the rates achieved in the first quarter were marginally above operating expense levels. Seven Handysize dry bulk carriers are chartered out on short term time charters or trading in the spot market. The Company intends to continue trading these vessels in the short term market until long term rates improve.
Ship Finance owns a number of other vessels, including offshore support vessels, container vessels, car carriers, chemical tankers and dry bulk carriers. The majority of our vessels and rigs are chartered out on long term, fixed rate contracts that provide the Company with stability in cash flow and earnings, despite fluctuations in the short term charter markets.
Financing and Capital Expenditure
As of March 31, 2016, Ship Finance had approximately $262 million of available liquidity, including $84 million in cash and approximately $177 million available under revolving credit facilities.
In addition, the Company had marketable securities of approximately $114 million, based on prevailing market prices at quarter end. This includes 11 million shares in Frontline, and financial investments in senior secured bonds. The secured bonds and the Frontline shares are recorded as ‘Available for sale securities’ on the balance sheet. We expect to receive $4.4 million in dividends from Frontline based on their first quarter dividend declared today.
In February, the Company redeemed the outstanding amount due under the $125 million Senior Unsecured Convertible Notes issued in 2011. The notes were due in February 2016, and the redemption was made from the Company’s available liquidity. The Company had a share settlement option with respect to these notes, but it was deemed more accretive for our shareholders to settle in cash instead of issuing new shares.
As of March 31, 2016, the Company had capital expenditure commitments related to one 9,300 TEU container vessel, two 19,200 TEU container vessels and two 114,000 dwt LR2 product tankers. The 9,300 TEU container vessel was delivered to us in May, with a net payment of approximately $12 million after drawdown of $70 million in bank financing.
The two 19,200 TEU container vessels have expected delivery dates in late 2016 and early 2017 and will be financed through a 15-year lease agreement, matching the term of the charters to Mediterranean Shipping Company (MSC). Net remaining capital expenditure is limited to $15 million per vessel, payable upon the vessels’ respective deliveries from the shipyard.
The two 114,000 dwt product tankers are due for delivery in 2017, with remaining capital expenditure of approximately $49 million per vessel, before financing. Both vessels have been chartered out on long term time charters to Phillips 66, with a minimum period of seven years and options for the charterer to extend the period up to 12 years. The Company intends to secure long term financing for the two vessels well before delivery.
The Company is in compliance with all financial covenants and several of our financing arrangements are in subsidiaries with only limited guarantees from Ship Finance. There are no loan maturities coming due before the fourth quarter of 2017.

Strategy and Outlook
Management is committed to maintaining the conservative profile of the Company and the strategy of chartering out the majority of our assets on long term charters to reputable operators in the shipping and offshore markets. Our diversified and extensive charter portfolio with 9 years average remaining weighted charter coverage provides the Company with visible cash flows.
Investing in cyclical markets requires discipline, both in terms of market timing and in the manner in which transactions are structured. Since our inception, we have diversified our market exposure from tankers only to eight sub-sectors in the shipping and offshore industries and expanded our fleet to more than 70 vessels and rigs. We have worked continuously to renew and expand our portfolio and have been consistently profitable every quarter since our formation over 12 years ago.
It is important to note that the majority of our counterparties have performed according to contracted terms. In certain instances, we have restructured charter terms, often creating leverage to market strength as we did with Frontline. There have been other instances where charters have been terminated. This is the nature of operating in cyclical markets, and it is for this reason that we have a conservative approach to financial and operational leverage and have positioned our exposure to the offshore energy market accordingly by rapidly paying down debt on these assets.
Our approach is dynamic and focused on minimizing downside risk while maximizing revenues to support our distribution capacity, and the long term strategy of the Company is to continue building our dividend distribution capacity on the back of a diversified portfolio of high quality assets chartered to strong counterparties.

Accounting Items
Under U.S. GAAP, subsidiaries owning the drilling units West Hercules, West Taurus and West Linus have been accounted for as ‘investment in associate’ using the ‘equity method’.
All these equity accounted subsidiaries are wholly owned by Ship Finance, but due to the conservative structure of the leases, Ship Finance has not been deemed ‘primary beneficiary’ according to U.S. GAAP. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these subsidiaries are not shown in Ship Finance’s consolidated income statement. Instead, the net contribution from these subsidiaries is recognized as a combination of ‘Interest income from associates and long term investments’ and ‘Results in associate’.
In Ship Finance’s consolidated balance sheet, the net investments are shown as a combination of ‘Investment in associate’ and ‘Amount due from related parties - Long term’. The reason for this treatment is that a part of the investment in these subsidiaries is in the form of intercompany loans. For a further detailed explanation of these features, please consult our ‘Accounting Items’ presentation available as webcast at our website at www.shipfinance.bm.

Forward Looking Statements
This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, dry docking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

May 31, 2016

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions can be directed to Ship Finance Management AS:

Harald Gurvin, Chief Financial Officer: +47 2311 4009
André Reppen, Senior Vice President: +47 2311 4055

For more information about Ship Finance, please visit our website: www.shipfinance.bm

SHIP FINANCE INTERNATIONAL LIMITED
FIRST QUARTER 2016 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Mar 31,	Dec 31,	2015
except per share data)	2016	2015	(audited)
Charter revenues - operating lease	74,946	73,339	266,480
Charter revenues - finance leases	26,562	28,534	117,778
Revenues classified as Repayment of investment in finance leases	(8,847)	(8,923)	(37,125)
Profit share income	24,922	20,964	39,717
Cash sweep income	—	—	19,890
Total operating revenues	117,583	113,914	406,740

Gain on sale of assets and termination of charters	14	4,100	7,364

Vessel operating expenses	(34,882)	(33,145)	(120,831)
Administrative expenses	(2,787)	(1,157)	(6,737)
Depreciation	(22,694)	(21,924)	(78,080)
Vessel impairment charge	—	(13,249)	(42,410)

Total operating expenses	(60,363)	(69,475)	(248,058)

Operating income	57,234	48,539	166,046

Results in associate(1)	7,381	7,915	33,605
Interest income from associates and long term investments (1)	4,669	4,668	18,672
Interest income, other	398	4,316	20,470
Interest expense	(14,881)	(14,795)	(58,970)
Amortization of deferred charges	(2,877)	(2,792)	(11,613)
Other financial items	3,397	8,218	52,353
Income/(expense) related to non-designated derivatives	(8,522)	(1,776)	(19,731)
Taxes	—	—	—
Net income	46,799	54,293	200,832

Basic earnings per share ($)	0.50	0.58	2.15

Weighted average number of shares	93,473,080	93,468,000	93,449,904
Common shares outstanding	93,504,575	93,468,000	93,468,000

(1)
Three of our subsidiaries were accounted for as ‘Investment in associate’ during the quarter. The contribution from these subsidiaries is reflected in our consolidated Income Statement as a combination of ‘Results in associate’ and ‘Interest income from associates and long term investments’.

SHIP FINANCE INTERNATIONAL LIMITED
FIRST QUARTER 2016 REPORT (UNAUDITED)

BALANCE SHEET	Mar 31,	Dec 31, 2015
(in thousands of $)	2016	(audited)
ASSETS
Short term
Cash and cash equivalents	84,426	70,175
Available for sale securities	113,893	199,594
Amount due from related parties	37,229	45,659
Other current assets	59,270	60,489

Long term
Newbuildings and vessel deposits	25,793	40,149
Vessels and equipment, net	1,715,904	1,641,317
Investment in finance leases	449,668	474,298
Investment in associate (1)	90,369	84,615
Amount due from related parties - Long term (1)	260,428	387,712
Deferred charges	29,435	32,271
Other long-term assets	27,993	28,546

Total assets	2,894,408	3,064,825

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	92,967	208,031
Other current liabilities	17,645	30,518
Amount due to related parties	585	416

Long term
Long term interest bearing debt	1,506,828	1,458,445
Other long term liabilities	126,928	125,605

Stockholders’ equity	1,149,455	1,241,810
Total liabilities and stockholders’ equity	2,894,408	3,064,825

(1)
Three of our subsidiaries were accounted for as ‘Investments in associate’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associate’ and intercompany loans classified as ‘Amount due from related parties, long term’. In addition to this, notes from Deep Sea Supply Plc. are included in the line item ‘Amount due from related parties, long term’.

SHIP FINANCE INTERNATIONAL LIMITED
FIRST QUARTER 2016 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Mar 31,	Dec 31,	Dec 31, 2015
	2016	2015	(audited)

OPERATING ACTIVITIES
Net income	46,799	54,293	200,832
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	25,188	24,246	87,789
Vessel impairment charge	—	13,249	42,410
Adjustment of derivatives to fair value recognised in net income	7,141	(343)	13,278
Gain on sale of assets and termination of charters	(14)	(4,100)	(7,364)
Result in associate	(7,381)	(7,915)	(33,605)
Gain on Redemption of Horizon loan notes and warrants	—	—	(44,552)
Gain on Redemption of Frontline notes	—	(28,904)	(28,904)
Impairment of securities	—	20,552	20,552
Other, net	91	(329)	(4,323)
Change in operating assets and liabilities	(29,174)	17,947	12,288
Net cash provided by operating activities	42,650	88,696	258,401

INVESTING ACTIVITIES
Repayment of investments in finance leases	8,564	8,620	35,946
Proceeds from sale of vessel/newbuildings and termination of charters	4,932	30,477	42,275
Net investment in newbuildings and vessel deposits	(82,924)	(93,878)	(223,109)
Purchase of vessels	—	181	(273,552)
Cash arising from sale of associate	—	—	111,095
Cash received from (paid to) associates(1)	160,726	26,649	(62,083)
Proceeds from the redemption of Frontline notes	—	112,687	184,368
Other assets / investments	(243)	(16,486)	(20,722)
Net cash provided by/ (used in) investing activities	91,055	68,250	(205,782)

FINANCING ACTIVITIES
Proceeds from long and short term debt	207,442	70,001	595,305
Expenses paid in connection with securing finance	(71)	(2,185)	(7,155)
Repayment of long and short term debt	(167,502)	(161,569)	(435,706)
Re-purchase of Company bonds	(117,509)	(11,245)	(23,787)
Cash received from share issue	243	—	675
Cash dividends paid	(42,057)	(42,056)	(162,594)
Net cash provided by/ (used in) financing activities	(119,454)	(147,054)	(33,262)

Net increase/ (decrease) in cash and cash equivalents	14,251	9,892	19,357
Cash and cash equivalents at beginning of period	70,175	60,283	50,818
Cash and cash equivalents at end of period	84,426	70,175	70,175

(1)
Three of our subsidiaries were accounted for as ‘Investments in associate’ during the quarter. The ‘Cash received from/ (paid to) associates’ is only a part of the contribution from these subsidiaries. The balance is recorded as ‘Interest income from associates and long term investments’ and reflected in the Company’s Income Statement.

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
FIRST QUARTER 2016 (UNAUDITED)

Please note that full preliminary accounts for SFL Deepwater Ltd (West Taurus), SFL Hercules Ltd (West Hercules) and SFL Linus Ltd (West Linus) are available from the Company's website: www.shipfinance.bm

Selected income statement data for the three months ended March 31, 2016

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Charter revenues - finance lease	12,642	14,230	20,394	47,266
Revenues classified as Repayment of investment in finance leases	(7,070)	(8,333)	(11,440)	(26,843)
Interest expense, related party(1)	(1,631)	(1,631)	(1,407)	(4,669)
Interest expense, other	(1,848)	(2,517)	(3,654)	(8,019)
Other items	(241)	(39)	(74)	(354)
Net income(2)	1,852	1,710	3,819	7,381

(1)	‘Interest expense, related party’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Interest income from associate and long term investments’.

(2)	‘Net income’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Results in associate’.

Selected balance sheet data as of March 31, 2016

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Cash and cash equivalents	—	—	—	—
Investment in finance leases	386,956	386,052	518,908	1,291,916
Other assets	6,469	6,905	222	13,596
Total assets	393,425	392,957	519,130	1,305,512

Short term and current portion of long term interest bearing debt	22,667	27,500	51,458	101,625
Other current liabilities	2,809	1,312	260	4,381

Long term interest bearing debt	242,778	271,875	340,417	855,070
Long term loans from shareholders, net	83,793	71,854	94,492	250,139
Other long term liabilities	—	—	3,928	3,928

Stockholders equity(1)	41,378	20,416	28,575	90,369

Total liabilities and stockholders’ equity	393,425	392,957	519,130	1,305,512

(1)	‘Stockholder’s equity’ from these subsidiaries appears in the Company’s consolidated balance sheet as ‘Investment in associate’.

APPENDIX 1: RECONCILIATION OF NET INCOME TO EBITDA
FIRST QUARTER 2016 (UNAUDITED)

EBITDA	Three months ended		Twelve months
(in thousands of $)	Mar 31,	Dec 31,	ended
	2016	2015	Dec 31, 2015

Net income	46,799	54,293	200,832

Add:
(Income)/expense related to non-designated derivatives	8,522	1,776	19,731
Amortization of deferred charges	2,877	2,792	11,613
Interest expense	14,881	14,795	58,970
Interest income, other(1)	(150)	(43)	(104)
Interest income from associates	(4,669)	(4,668)	(18,672)
Results in associate	(7,381)	(7,915)	(33,605)
Depreciation	22,694	21,924	78,080
Gain on sale of Horizon notes and warrants	—	—	(44,552)
Gain on Redemption of Frontline notes	—	(28,904)	(28,904)
Gain on sale of assets and termination of charters	(14)	(4,100)	(7,364)
Vessel impairment charge	—	13,249	42,410
Impairment of securities	—	20,552	20,552
Repayment of investment in finance leases	8,564	8,620	35,946
Other reconciling items	82	2,414	1,206
Investment in subsidiaries accounted for as associate:
Charter revenues - finance lease	47,266	47,189	193,492
Total operating expenses	—	—	(6)

EBITDA (2)	139,471	141,974	529,625

(1)	Interest income excludes interest income generated from financial investments.

(2)
‘EBITDA’ is not a US-GAAP figure. It is defined as aggregate charter hire from all our 100% owned assets, cash sweep/profit share income and revenues from financial investments, less vessel operating expenses and general & administrative expenses.